FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1 February 22, 2011 - Valcent Products Inc. (OTCBB: VCTZF) creator of VertiCrop™, and selected by TIME MAGAZINE as one of the world’s best inventions, announced today that its CEO Stephen Fane will be featured as an expert speaker in a Vertical Farming Webcast on February 28th, 2011 at 12pm EST.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	New Release Dated February 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: March 7, 2011	By:	/s/ John Hamilton
Name: John Hamilton
Title: CFO